Exhibit 21.1
List of Subsidiaries of SEMrush Holdings, Inc.

Subsidiary	Jurisdiction of Organization
Semrush Inc.	Delaware
SEMrush CY LTD	Republic of Cyprus
SEMrush RU	Russian Federation
SEMrush SM Limited	Russian Federation
SEMrush CZ s.r.o.	Prague, Czech Republic
Prowly.com s. p. z o. o.	Poland